ACQUISITION OF DAILY CASH ACCUMULATION FUND, INC.
On November 21, 1997 Centennial Money Market Trust acquired the net assets of Daily Cash Accumulation Fund, Inc. The Trust issued 3,461,468,087 shares of beneficial interest, valued at $3,461,468,087, in exchange for the net assets, resulting in combined net assets of $13,332,998,832 on November 21, 1997. The exchange qualified as a tax-free reorganization for federal income tax purposes.